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                               UBS Securities LLC
                                 299 Park Avenue
                            New York, New York 10171

                                  April 7, 2006

BY FAX AND EDGAR
(202) 772-9367

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Room: 6125
Washington, DC  20549
Attention:  Jeffrey Riedler and Zafar Hasan

         Re: Omrix Biopharmaceuticals, Inc. - Form S-1 Registration Statement (File No. 333-131107)

Ladies and Gentlemen:

     Pursuant to Rule 461, the undersigned Representatives of the several Underwriters hereby join in the request of Omrix Biopharmaceuticals, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 2:00 p.m., Washington, D.C. time, on April 11, 2006 or as soon thereafter as practicable.

     Pursuant to Rules 418(a)(7), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

          (i) A Preliminary Prospectus dated March 24, 2006 (the "Preliminary Prospectus") was distributed; no preliminary prospectuses of a different date were distributed.

          (ii) The distribution of the Preliminary Prospectus commenced on March 27, 2006.

          (iii) A total of 8,600 copies of the Preliminary Prospectus were distributed to three prospective underwriters and dealers.

          (iv) A total of 2,348 copies of the Preliminary Prospectus were distributed to 2,263 institutions.

          (v) A total of 6,252 copies of the Preliminary Prospectus were distributed to individuals and others.


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Securities and Exchange Commission
April 7, 2006
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     The Representatives are aware of their obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In the normal course, the Representatives comply with the provisions of Rule 15c2-8.

     The Corporate Financing Department of the National Association of Securities Dealers, Inc. has advised us that it will raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department. You may confirm this information by calling Eugene Buchanan of the National Association of Securities Dealers, Inc. at (240) 386-4623.

   [Remainder of This Page Intentionally Left Blank; Signature Page Follows.]

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Securities and Exchange Commission
April 7, 2006
Page 3


                       Very truly yours,

                       UBS SECURITIES LLC
                       CIBC WORLD MARKETS CORP.
                       LEERINK SWANN & COMPANY
                       OPPENHEIMER & CO. INC.
                            as Representatives of the Several Underwriters

                       BY: UBS Securities LLC

                            By:      /s/ Sage Kelly
                               ------------------------------------
                            Name:    Sage Kelly
                            Title:   Managing Director

                            By:      /s/ Lance Loeffler
                               ------------------------------------
                            Name:    Lance Loeffler
                            Title:   Associate Director